Amended letter of March 5, 2007
                         -------------------------------

[VASOGEN INC. LETTERHEAD]                            Vasogen Inc.
                                                     2505 Meadowvale Blvd.
                                                     Mississauga, Ontario
                                                     Canada L5N 5S2
                                                     Tel + 1 (905) 817-2000
                                                     Fax + 1 (905) 607-6147

March 9, 2007

Mr. Kevin Vaughn
Branch Chief
Securities and Exchange Commission
Washington D.C. 20549
United States of America

       Re:   Vasogen Inc.
             Form 20-F for the Fiscal Year Ended November 30, 2006 File No. 000-29350

In reply to your letter to me of February 21, 2007, I have set out responses to each of the three questions raised during your review of our Form 20-F for the fiscal year ended November 30, 2006 and included the representations from page three of your letter.

Response to question 1

Prior to the filing of its fiscal 2006 annual report, Vasogen Inc. was eligible to file its annual report on Form 40-F under the Multijurisdictional Disclosure System ("MJDS") with the SEC. As permitted under the MJDS, KPMG's audits for the periods prior to November 30, 2006 were conducted only in accordance with Canadian generally accepted auditing standards ("Canadian GAAS).

In December 2006, the Company determined that it no longer met the criteria to file as a MJDS foreign private issuer on Form 40-F and therefore prepared its 2006 annual report on Form 20-F. Form 20-F requires that audits of registrants be conducted in accordance with the standards of the Public Company Accounting Oversight Board ("PCAOB") effective with the release of PCAOB Standard No. 1 in May 2004 and prior to that, generally accepted auditing standards of the United States ("US GAAS") (effective in 2000).

For Canadian regulatory purposes, KPMG LLP has issued its auditors' report prepared in accordance with Canadian GAAS, dated January 30, 2007, as at November 30, 2006 and 2005 and for each of the years in the three-year period ended November 30, 2006 and for the cumulative period from December 1, 1987 to November 30, 2006.

For SEC reporting purposes, KPMG LLP issued its report of independent registered public accounting firm prepared in accordance with the standards of the PCAOB, dated January 30, 2007, for each of the years in the three-year period ended November 30, 2004, 2005 and 2006. For the cumulative period from December 1, 1987 to November 30, 2004, KPMG did not conduct its audit in accordance with US GAAS and/or the

Mr. Kevin Vaughn
Securities and Exchange Commission
March 9, 2007
Page 2

Form 20-F for the fiscal year ended November 30, 2006
-----------------------------------------------------

standards of the PCAOB and therefore KPMG's audit opinion could not assert compliance with US GAAS and the standards of the PCAOB for the cumulative period from December 1, 1987 to November 30, 2006.

Response to question 2

This was a typographical error on conversion to EDGAR as the manually signed report is by KPMG LLP.

/s/ KPMG LLP

We have attached the correct independent auditor's report.

Response to question 3

We have noted the improper inclusion of the titles of the certifying officials in the introduction of the certifications. We will revise the certifications in future filings to conform to the exact wording required by Instruction 12 to the Exhibits of Form 20-F.

Finally, the Company acknowledges that:
    o It is responsible for the adequacy and accuracy of the disclosure in the filing;
    o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
    o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
Vasogen Inc.


/s/ Paul J. Van Damme

Paul J. Van Damme
Chief Financial Officer